VIA EDGAR and VIA FACSIMILE (202.772.9210)
May 10, 2006

Steven Jacobs	Rachel Zablow
Accounting Branch Chief	Staff Accountant
Division of Corporation Finance	Division of Corporation Finance
United States Securities & Exchange Commission	United States Securities &Exchange Commission
100 F Street, N.E.	100 F Street, N.E.
Washington, DC 20549	Washington, DC 20549

Re:	HEALTH CARE REIT, INC.:
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
SEC File No. 1-08923
Dear Mr. Jacobs and Ms. Zablow:
The purpose of this letter is to respond to the comments raised in your letter addressed to Health Care REIT, Inc. (the “Company”) dated April 27, 2006. Our response to each comment is set forth below.
Form 10-K for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 50
1.	We note that management uses FFO, FAD and EBITDA to facilitate internal and external comparisons to your historical operating results, in making operating decisions and for budget planning purposes. If you consider these financial measures to be both performance and liquidity measures as your description suggests, revise your presentation to include all of the information required by item 10(e) of Regulation S-K for a liquidity measure. Alternatively, revise to clarify management’s use of the non-GAAP financial measures. Refer to Question 12 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

May 10, 2006

RESPONSE: As noted in our discussion of Non-GAAP Financial Measures, FFO, FAD and EBITDA should not be considered measures of liquidity. We understand that the phrase “budget planning purposes” could be misinterpreted to infer liquidity because a company’s budget could include budgeting for expected cash flows. To avoid such a misinterpretation, in future filings, beginning with the Form 10-Q for the quarterly period ended March 31, 2006 (but excluding the Form 8-K filed with the Commission on May 10, 2006) (“Future Filings”), we will not include the reference to “budget planning purposes” in our discussion regarding management uses of FFO, FAD and EBITDA.
2.	Please revise the title of the measure currently referred to as EBITDA since it differs from EBITDA as defined in FR-65. We refer you to Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In addition, please revise your disclosure to further explain your basis for each additional adjustment to EBITDA such as provision for loan losses, capitalized interest, and stock-based compensation.
RESPONSE: In Future Filings, we will exclude the adjustments for provision for loan losses and capitalized interest in the calculation of EBITDA. Upon modification for the aforementioned items, we believe our presentation of EBITDA will be in accordance with FR-65.
In addition, in Future Filings, we will explain our basis for including stock-based compensation in the calculation of EBITDA. U.S. GAAP requires the cost of stock-based compensation to be amortized into expense over the appropriate term of the underlying stock awards. Given that stock-based compensation is a component of amortization expense as reflected on our consolidated statement of cash flows, we believe it is appropriate to include this with other amortization expenses in the calculation of EBITDA. As such, in Future Filings, our description of the components of amortization shall be as follows:
“Amortization represents the amount reflected on our consolidated statement of cash flows for non-cash expenses accounted for in accordance with U.S. GAAP and includes amortization of stock-based compensation, deferred loan expenses and other items.”
Critical Accounting Policies, page 53
Fair Value of Derivative Instruments, page 55
3.	It appears that changes in assumptions related to the valuation of your derivative instruments could have a material impact on expenses. Please revise your disclosure to include a quantitative analysis that provides the reader with insight to the sensitivity certain

May 10, 2006

estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. We refer you to SEC Release 33-8350.
RESPONSE: In Future Filings, our disclosure in Quantitative and Qualitative Disclosures About Market Risk will include a statement similar to the following:
“Assuming no changes in the notional amount of $100,000,000 of our Swaps, a 1% increase in interest rates would result in increased annual interest expense of $1,000,000.”
* * *
In connection with responding to your comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours

HEALTH CARE REIT, INC.

By:	/s/ Scott A. Estes

Scott A. Estes
Its:	Senior Vice President and Chief Financial Officer

cc:	George L. Chapman
Raymond W. Braun
Erin C. Ibele
Jeffrey H. Miller
Michael A. Crabtree
Paul D. Nungester, Jr.
Eric J. Benington
Mary Ellen Pisanelli
Gregory J. Shope
Thomas Schoenbaechler
Gregory Schmidt